Filed Pursuant to Rule 433

Registration No. 333-134029

May 19, 2006

American Greetings Corporation

Pricing Term Sheet for 7 3/8% Senior Notes due 2016

Issuer:	American Greetings Corporation

Aggregate Principal Amount:	$200,000,000

Final Maturity Date:	June 1, 2016

Issue Price:	100.000%, plus accrued interest, if any from May 24, 2006

Coupon:	7 3/8%

Interest Payment Dates:	June 1 and December 1

First Interest Payment Date:	December 1, 2006

Record Dates:	May 15 and November 15

Optional Redemption:	Except as set forth below, the notes may not be redeemed prior to June 1, 2011. At any time or from time to time on or after June 1, 2011, American Greetings, at its option, may redeem the notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to the redemption date, if redeemed during the 12-month period beginning June 1 of the years indicated:
	Date	Price
	2011	103.688%
	2012	102.458%
	2013	101.229%
	2014 and thereafter	100%

Make-Whole Redemption:	In addition, at any time prior to June 1, 2011, the notes may also be redeemed or purchased (by American Greetings or any other Person) in whole or in part, at American Greetings’ option, at a price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the date of redemption or purchase (the “Redemption Date”) (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

“Applicable Premium” means, with respect to a Note at any Redemption Date, the greater of:

(1)             1.0% of the principal amount of such Note; and

(2)             the excess of:

(a) the present value at such Redemption Date of (1) the redemption price of such Note on June 1, 2011 (such redemption price being that described above) plus (2) all required remaining scheduled interest payments due on such Note through June 1, 2011, other than accrued interest to such Redemption Date, computed using a discount rate equal to the Treasury Rate plus 50 basis points per annum discounted on a semi-annual bond equivalent basis, over

(b) the principal amount of such Note on such Redemption Date.

“Treasury Rate” means, with respect to a Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to such Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to June 1, 2011; provided, however, that if the period from such Redemption Date to June 1, 2011 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such Redemption Date to June 1, 2011 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Optional Redemption with Equity Proceeds:	At any time or from time to time prior to June 1, 2009, American Greetings, at its option, may redeem up to 35% of the aggregate principal amount of the notes issued under the Indenture with the net cash proceeds of one or more Qualified Equity Offerings at a redemption price equal to 107.375% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon, if any, to the date of redemption; provided that (1) at least 65% of the aggregate principal amount of notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption and (2) the redemption occurs within 90 days of the date of the closing of any such Qualified Equity Offering.

Trade Date:	May 19, 2006

Settlement Date:	May 24, 2006 (T+ 3 business days)

Public Offering Price:	100.000% per note, $200,000,000 aggregate principal amount

Underwriting Discount:	1.25% per note, $2,500,000 aggregate principal amount

Proceeds to American Greetings (before expenses):	98.75% per note, $197,500,000 aggregate principal amount

Net Proceeds to American Greetings (after offering expenses and underwriting discounts):	$196,935,000

Underwriters:	Principal Amount of Notes:
UBS Securities LLC	$134,000,000
J.P. Morgan Securities Inc.	$26,000,000
NatCity Investments, Inc.	$16,000,000
KeyBanc Capital Markets, a Division of McDonald Investments Inc.	$14,000,000
ABN AMRO Incorporated	$4,000,000
Scotia Capital (USA) Inc.	$4,000,000
PNC Capital Markets LLC	$2,000,000

CUSIP/ISIN: 026375AL9/US026375AL98

We expect that the notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about May 24, 2006.

The information contained in the prospectus supplement under “Capitalization” is hereby supplemented by amending and restating clause (iii) of footnote (2) as follows:

“(iii) that 100% of our existing 7.00% convertible subordinated notes were exchanged for our new 7.00% convertible subordinated notes and that we paid an exchange fee of $3.75 per $1,000 of principal amount of the notes being exchanged as initially contemplated in the Exchange (such exchange fee was subsequently increased to $5.00 per $1,000 of principal amount of such notes, which would result in a further reduction of cash and cash equivalents, including short-term investments, by approximately $219,000 assuming 100% of our existing 7.00% convertible subordinated notes were tendered in the Exchange)”

American Greetings has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and the documents incorporated by reference therein for more complete information about American Greetings and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, American Greetings or any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling: 1-888-722-9555, extension 1088.